                                                         File No. 70-____



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM U-1

APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________

SOUTHWESTERN ELECTRIC POWER COMPANY
428 Travis Street
Shreveport, Louisiana  71101

(Name of company filing this statement and address
of principal executive office)
____________________

CENTRAL AND SOUTH WEST CORPORATION

(Name of top registered holding company parent)
____________________

Shirley S. Briones, Treasurer
Southwestern Electric Power Company
428 Travis Street
Shreveport, Louisiana  71101

Stephen J. McDonnell, Treasurer
Central and South West Corporation
1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas  75202

Joris M. Hogan, Esq.
Milbank, Tweed, Hadley & McCloy
1 Chase Manhattan Plaza
New York, New York  10005

(Names and addresses of agents for service)

             Southwestern Electric Power Company, a Delaware corporation (the "Company"), is a wholly-owned electric utility subsidiary of
Central and South West Corporation ("CSW"), a Delaware
corporation and a registered holding company under the Public
Utility Holding Company Act of 1935, as amended (the "Act").
Item 1.  Description of Proposed Transaction.
                  The Company is hereby requesting authorization to purchase 78 shares of common stock of The Arklahoma Corporation, an Arkansas corporation ("Arklahoma"), from Oklahoma Gas and
Electric Company ("OG&E") for an aggregate purchase price of approximately $54,288.
                  By order dated November 28, 1947 (HCAR No. 7869), the Commission authorized the acquisition by the Company, OG&E and
Arkansas Power & Light Company ("AP&L"), respectively, of 160,
170 and 170 shares of common stock of Arklahoma.  Arklahoma was formed jointly by AP&L, OG&E and the Company and currently owns certain facilities consisting of a 161 KV transmission line
extending for 166 miles from Lake Catherine, Arkansas to Boudinot
Tap, near Tahlequah, Oklahoma, the Lake Catherine substation at a terminus of said transmission line and certain property incidental thereto.
                  Such facilities are jointly leased to AP&L, OG&E and the Company pursuant to an Agreement and Indenture, dated as of
December 9, 1947, as extended by a Extension of Agreement and
Indenture, dated September 6, 1977 (collectively, the "Lease")
and are jointly operated by AP&L, OG&E and the Company pursuant to an Operating Agreement, dated December 9, 1947 ("Operating Agreement"). In accordance with the terms of the Operating
Agreement, (a) each party is entitled to use up to but not in excess of one-third of the capacity of such facilities without payment to the other parties, and (b) all advances, costs and other charges incurred under the Lease are borne equally by the parties.
                  In order to facilitate the formation by OG&E of a holding company system exempt from the registration requirements of the Act, OG&E desires to reduce its percentage ownership of
Arklahoma common stock to less than 5% by selling 68 shares to
AP&L and 78 shares to the Company.  OG&E believes that once its ownership interest is so reduced, Arklahoma would not be deemed an "affiliate" of OG&E for purposes of the Act.
                  As a result of the proposed sale, the Company's ownership of Arklahoma common stock would increase from 32% to
47.6%, AP&L's ownership of Arklahoma common stock would increase from 34% to 47.6% and OG&E's ownership of Arklahoma common stock would be reduced from 34% to 4.8%.  The sale of the shares will not affect the rights and obligations of the parties under the
Lease and the Operating Agreement.  Although each party has an option to purchase the facilities and terminate the Lease, the
Company has no current intention to do so and knows of no current intention on the part of either OG&E or AP&L to do so.
                  The purchase price for the shares will be based on the book value of Arklahoma common stock immediately prior to the proposed sale.  It is estimated that the book value of Arklahoma common stock immediately prior to the sale will be approximately
$348,000 (or $696 per share), resulting in a purchase price of approximately $54,288 for the 78 shares to be acquired by the
Company.
Item 2.  Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by the Company in connection with the proposed transactions is set forth below.
              Holding Company Act filing fee . . . . . . . . . . .$ 2,000

              Counsel Fees:
                Milbank, Tweed, Hadley & McCloy
                New York, New York . . . . . . . . . . . . . . . . 5,000

              Miscellaneous and incidental expenses including
                  travel, telephone and postage,
                  copying, etc.  . . . . . . . . . . . . . . . . . . 500

                                                                 ________
                  TOTAL                                            $7,500

              * Actual Amount

                  OG&E has agreed to reimburse the Company for all of such fees and expenses.
Item 3.  Applicable Statutory Provisions.
                  SWEPCO believes that its proposed acquisition of the Shares is subject to Sections 9(a) and 10 of the Act.
Item 4.  Regulatory Approval.
                  In addition to this Commission, the Arkansas Public Services Commission ("APSC") has jurisdiction over the transactions proposed herein. On December 1, 1995, the Company filed an application with the APSC seeking authorization to acquire the Shares.
Item 5.  Procedure.
                  The Company requests that the Commission issue and publish no later than December 15, 1995, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than January
8, 1995, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than January
9, 1995, an appropriate order granting and permitting this Application-Declaration to become effective.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date or any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
             Exhibit 1 -
             Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company.

             Exhibit 2 -
             Final or "Past Tense" opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company (to be filed with Certificate of Notification).

             Exhibit 3 -
             Proposed Notice of Proceeding.

             Exhibit 4 -
             Form of Stock Purchase Agreement between the Company, AP&L and OG&E.


             Exhibit 5 -
             Application to the APSC.


             Exhibit 6 -
             Order of the APSC (to be filed by amendment).

                  The transactions proposed herein involve an expenditure by the Company of approximately $54,288 and will not have a material effect on the Company's financial position. Therefore, no financial statements are field herewith.
Item 7.  Information as to Environmental Effects.
                  The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of the Company's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                  Dated:  December 15, 1995


                                      SOUTHWESTERN ELECTRIC POWER COMPANY



                                      By:/s/SHIRLEY S. BRIONES
                                      Shirley S. Briones
                                      Treasurer







                                INDEX OF EXHIBITS

EXHIBIT                                                          TRANSMISSION
NUMBER                             EXHIBITS                         METHOD

1                 Preliminary opinion of Milbank, Tweed,
                  Hadley & McCloy, counsel to the
                  Company.                                         Electronic

2                 Final or "past tense" opinion of
                  Milbank, Tweed, Hadley & McCloy,
                  counsel to the Company (to be filed with
                  Certificate of Notification).                       ---


3                 Proposed Notice of Proceeding.                   Electronic

4                 Form of Stock Purchase Agreement
                  between the Company, AP&L and OG&E.              Electronic

5                 Application to the APSC.                         Electronic

6                 Order of the APSC (to be filed
                  by amendment).                                       ---